Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Benziga SPACs Attack Interview

April 27, 2021

Chris: All right, guys, super excited. Again, another exclusive interview here on SPACs Attack. As I said, this is one that you guys, our fans, wanted in the chat, and people have been tweeting at me to get Tony on. Without further ado, joining us on the show today, we have Tony DiMatteo, the CEO of Lottery.com. The company is going public in a SPAC deal with Trident Acquisitions Corp. Ticker is TDAC.

Welcome to the show, Tony.

Tony: Thank you, Chris, Mitch. Great stuff you both.

Mitch: Welcome to the show.

Tony: Thank you.

Mitch: I’m going to let Chris go with some, and then I’ll be back with a question of my own.

Tony: Awesome.

Chris: Great to have you on the show, Tony. As I said, and I’m sure you heard me say, people have been wanting to get you on the show, to hear all about Lottery.com and the growth ahead. I’m super excited. We talk all things SPACs on the show. First question I have to ask you is, why did Lottery.com choose the SPAC route to bring the company public, and was a traditional IPO considered or in the works prior to the deal?

Tony: That’s a great question, Chris. At the time, and I’ll say maybe Q3 or Q4 last year, we were looking at what is the next step for us, and we had thought about doing a private round with, and we had talked to some very big PE firms, like GA and Warburg, et cetera. We were lucky enough to be introduced to the Trident folks. I’ve always felt that we really, Lottery.com should be public for a lot of different reasons. I think we have the best possible name and the best possible brand in the world to do what we do. There’s just a huge opportunity there, and so we got to know the Trident folks and who they were, and we did our diligence on them, they did it on us, and it made the most sense in the world.

Really, when I step back and think about it, we could stay a private company and still be very successful, but we have an opportunity to really be on the big stage and to help other folks also be very successful in what they’re doing on the investor side. It just makes a lot of sense. We are, in our opinion, is we are the best brand, the best name possible to do what we do and to own this entire lottery space, and so going public just made the most sense, and obviously SPACs, in my opinion, are the best way to go about that. It’s a fast way to being very big and very public in a short amount of time.

Benziga SPACs Attack Interview

April 27, 2021

Chris: Awesome. A lot of viewers watching are familiar with the company, the brand, but give us just a brief background for those unfamiliar. What is Lottery.com all about?

Tony: Sure. We started the company about six years ago, a little over six years ago. The idea was simply, can we find a way to take the lottery online. The lottery in the US and in most parts of the world is a very legacy industry. It’s resale. You have to walk in with paper money, you have to walk out with paper tickets. We thought, look, this has to go online eventually. When I met my co-founder, Matt, is we decided that we’re going to build things that should exist, or that are inevitable to exist, things that have to happen eventually. Lottery was one of those projects, and this is the one that really took off.

If you think about lottery, is it’s an aging player base that will eventually age out, and it’s just not possible for that industry to continue in the retail world. It has to go online, there’s no question about that. Eventually this will go online, the same way that Amazon has and Uber has, and et cetera, we have to bring this online. We thought we can be the people that actually make that happen. That’s what we are. We’re not gaming people. We’re not anything else. We’re really just technologists that saw the opportunity and wants to take advantage of that. People play the lottery from their phone, so power ball, mega millions, those types of games. You can now do that from your phone. You don’t have to go to the store.

The biggest, actually inflection point for us as a company, was when COVID hit. If there was any silver lining, is that when COVID hit and the lockdowns happened, it was very clear that you can no longer go to the store. That has really accelerated our company, and States have to account for that now. They have to plan for that going forward. The push to have those same games that everybody knows and loves to be online, it has just been magnified. This must happen, and now we are at the exact right point in history to make that all happen.

Chris: Perfect. There’s a map in the investor presentation that shows the States that lottery that comets in, so represented with the red, we’ve got expansion, the blue with the letters, and then feature expansion with the lighter blue. Walk us through this, how does Lottery.com enter some of these States that it’s not currently in, and what does each state bring in terms of growth and revenue moving forward?

Tony: Sure. I’ll say, if you’re looking at this slide, it took us about five years to get four or five States open, and the reason for that is that when we started this, we had to really get permission from each State to operate as we’re going forward. If you can imagine, is that from the State’s perspective, when we started six years ago, we were an unknown quantity. They didn’t know who we were or what we were doing, and so it took us about a year to get one State to say yes to us, to allow us to actually operate as a courier service and just operate in good standing. Our whole thesis was simply, if we can do that, we can prove that we are a good actor, then other States would eventually fall in line, and that worked out. Our first date was New Hampshire. It took us one year to get that deal done, to actually allow us to operate there, and then it just expanded from there.

Benziga SPACs Attack Interview

April 27, 2021

It’s very simple. We have secure facilities in every State that we operate in, so when you’re buying a ticket from us, or I’ll say it looks and feels like you’re buying a ticket from us, what you’re actually doing is asking us to buy that ticket on your behalf and manage the interest of that ticket over time, so we get the ticket for you in our secure facility, and then we manage the interests of that ticket. We check the numbers, we do the winnings, and then you’re allowed to cash out.

If you’ve won, you have to buy more tickets with that winning, or you can cash out back to your bank account or debit card. That has been really the most important thing, is for us to be a good actor and make sure that everybody gets paid out and the integrity of the game was the most important thing, and that’s really the risk for us, and we’ve proven that over the last six years.

Now, States are very much agreeable for us to go into those States and to operate and to move very fast. We’re in 12 States now, we project another six, at least this year, but really our goal in the next, I’ll say 12 to 24 months, is to be in every state that we possibly can as fast as we can, as well as international expansion.

Chris: Perfect. Yes, international expansion, I definitely want to hit on that. That’s coming up in a couple of questions here. I’ve got to turn to one of the big news items, since this SPAC deal was announced, was Lottery.com announced the acquisition of Sports.com, implying a sports betting launch. I don’t know how many details you can give us, Tony, but walk us through this acquisition, what it means for Lottery.com. I’m going to assume that none of this was priced into the projections put out in that presentation, if that’s correct, Tony.

Tony: That’s correct. None of the Sports.com acquisition is priced in at all into what we’re doing. Obviously it’s definitely like we belong in sports betting, and really if you think about the division of the company, I think the right way to think about us is that our intention is to be a global marketplace for all types games of chance, or whatever that means, so an Amazon of games of chance where we have potentially, in a global view, all of these different providers and whatever country you’re in.

When it comes to our property, whether it’s Lotttery.com or Sports.com, you come to our app and we want to check your location and verify your identity and your age, and then we want to be able to show you whatever games you’re legally allowed to play at that moment in space and time. That can be anything. It could be sports betting, it could be DFS, it can be slots, casino. It could be literally lottery, obviously, or anything else. We have this incredible opportunity, not just on the lottery side, but in all of the other games of chance that exist. Our intention is to just be this incredible brand, this incredible-- I’ll say this, we are a household name. Whether you’ve ever been to our property or not, when people think lottery, they go to Lottery.com, and that has been our entire thesis, is just that we can control the consumer layer and bring folks who maybe have never played before and just give them an easy on-ramp into lottery products. Once we convert them onto a lottery product, is that we can expose them all of these other types of games of chance.

Benziga SPACs Attack Interview

April 27, 2021

Chris: Now, I notice in the investor presentation, and I’m sure a lot of other people did as well that looked at this, on the board of directors, we have Jason Robins, the CEO of DraftKings, and here you are launching into sports betting in the future. Can you just talk about what Robins brings to the table, and is this a deal, Sports.com, that he had a say in? Will there be any conflict here between Lottery.com and DraftKings, or the potential for a partnership down the road?

Tony: Well, I’ll say this, Jason has been an incredible investor for us and a great adviser for us as we marched along. I don’t think that there’s actually a conflict as we move along. I’ll say, there’s always a potential for a cooperation as we move forward, but-- I just want to be careful in what I say there. I think Jason, he wrote one of our first checks. I think he put in his own personal cash in 2015, and he’s been really helpful, not just understanding how we move forward on the regulatory side into other types of sports and dealing with the states, but also from a perspective of SPACs.

They’ve had an incredibly successful SPAC, and we’re just following that same playbook. Jason is phenomenal, one of the best CEOs out there, in my opinion, and we just want to continue that relationship. Everybody is incredibly helpful in everything that we’ve done so far, and there’s really no conflict. We have some big plans going forward in the sports betting world.

Chris: Yes, I’m sure you can’t give us everything today, Tony. We’re excited to hear more about the sports betting, so we’ll just leave it at that for now. I want to turn to crypto and Blockchain. There was news out that you’re partnering with Voyager Digital, it looks like, on a payment platform, and then also I see Blockchain mentioned several times in the presentation.

One of those members of the board of directors, it’s listed that he has Blockchain experience. Walk us through, how does Lottery.com play into crypto currency and Blockchain, going forward?

Tony: Sure. Yes, definitely, we’re very excited about Voyager and that integration. It’s also rewarding. Voyager integration is simply a way for folks that are holding crypto now to play the games that we’re playing now, or that we offer now. On the Blockchain perspective, one right now is that we are already using the chain to just audit every single transaction that ever happens on our platform. If you order a Powerball ticket, is that we record that, we tie your identity to it and so that we know who bought what ticket and what numbers.

The next evolution of that is really to run our own Blockchain-based games outside of the US, obviously, because we don’t want to be competitive at all to the US games. If you can imagine a game like, let’s call it Lottery.com Monster Millions, which could be a Powerball-type game that we could run in the rest of the world. Really, I think we can do very well there. I think we have, again, a great brand and a great domain.

Benziga SPACs Attack Interview

April 27, 2021

I think there are other crypto lottery projects for sure out there in the world. In our opinion, they are limited to the total addressable market of people who are actually holding crypto at that moment. Whereas I believe that we can have a global game that does good in the world, for sure, as a portion of every single ticket that is ever bought. We can now offer this type of game to the entire world. The advantage that we have is that you can buy a ticket with either crypto, or you can buy that with just the app. If you buy that ticket, you can be paid out however you like, but that opens it up really to the world.

Eventually, we want to be able to let those people who actually play determine and vote on where the funds go for good causes, whether that’s for a distinct cause or in a geographic location, is we want to be able to let people have that transparency and let people really when they play a game and they know it’s for good, they might win something, but they know whatever that they’re doing goes to benefit somebody.

Chris: Perfect. You touched on mentioning international a couple of minutes ago. There was an acquisition in Mexico. That’s included in the presentation on one of the slides. Walk us through this acquisition here and what it means for Lottery.com to gain access to the Mexican market?

Tony: Sure, absolutely. The Mexican market, if you can think about it-- Obviously, Powerball is the largest brand, really, globally in the lottery space. We’ve picked up Aganar and JuegaLotto. They have I think a very interesting set of licenses where we can sell the national lottery tickets in Mexico on those platforms. We can also now, to this official channel, bring US lottery products to those same users. This is really the jumping off point. This allows us to expand those licenses into other countries in Latin America, as well as getting into sports betting and other types of games of chance. This has been a really strategic win for us, but this is really just the beginning. Our goal, again, is to be the global marketplace for all types of games of chance [unintelligible 00:15:26] Lottery.com.

Chris: Then since the SPAC deal was announced, we had another acquisition in the European Market. What countries did Lottery.com gain access to? Will it be able to expand in Europe under that brand? Then again that’s not priced into the presentation, what kind of revenue does that potentially add down the road here?

Tony: I think it represents a huge amount of revenue as we go forward. That’s not represented in any of the numbers that we’ve actually published. A lot of Europe is a bit more advanced as far as taking the lottery digital, and in some countries, it hasn’t hit there yet. Our goal is to, again, open up and either acquire or partner with as many possible operators as we possibly can that are already in good standing, and just either expose our products to them, or in reverse, expose their products to our users.

Benziga SPACs Attack Interview

April 27, 2021

If you can imagine, there’s a lot of very good gaming operators that could be a sports book, DFS, casino, et cetera. We can expose those players to the legitimate US lottery games through that platform. The sky’s the limit, in my opinion, and we’re just marching along that path.

Chris: Perfect. The original investor presentation, we had revenue of 10 million in 2020, and then estimates for 71 million in 2021, and then that big ramp up coming in 2022. When can investors look forward to maybe seeing some updated guidance with the Sports.com and the international acquisition going forward?

Tony: I think fairly soon, is we’ll put out some guidance about what we’re hitting in that. I’ll just say that I believe that we’re very much on track. We’ve actually beat our numbers in Q1, and so we’re on the right track to do exactly what we expected to do. It’s not always easy, I’ll say. Things can change, and it’s a bit-- Nobody knows what the future holds. I’ll say at this moment in time, is we’re doing very well and we’ve actually beat our expectations [unintelligible 00:17:50] of what we’ve done in Q1.

Chris: Perfect. Looks like Mitch is going to hop in now with some questions for you, Tony. I’ll kick it over to Mitch.

Tony: Hey, Mitch.

Mitch: All right. One of the things that I like to do is I’m always about the story. One of the things that I always look for is, what’s the next story or the trend to come? That’s what I’m going to refer to here on the investor presentation where you guys talk about the consumer shift to convenience and how that has been made in so many different industries. It’s looking like it’s going to go to yours. Can you explain to us how the old model and new model approach has really transitioned in digital transformation, and how you guys are really going to lead the digital transformation in lottery?

Tony: Absolutely. Really what this slide represents is the idea of it’s not just a digital transformation, it is a convenience transformation. Meaning, of course, Amazon was going to be orders, and Uber was going to be taxis, and that is the way of things. If you look at lottery, it is a legacy industry, as I mentioned, which is that you have to walk in with paper money and you have to walk out with the paper ticket, and that cannot continue in perpetuity. If you’d imagine 25, 50 years [unintelligible 00:19:10], obviously there’s no way that the lottery can actually continue the way that it is.

When we started the company, we felt we cannot be disruptive. That’s something that we realized very early on. We cannot be the Uber model which was at the time to go into a market, try to get as much market share as you possibly could, and then deal with whatever the regulatory fallout was. For them, they could fight the taxis, and that was a fair fight. With us, the lottery is ran by the States. We quickly understood that we have to be cooperative, that we cannot disrupt this industry. We’re just here to help advance the industry going forward and bring it online.

Benziga SPACs Attack Interview

April 27, 2021

The real inflection point, again, was COVID. Once the lockdown has happened and the quarantine has happened, the States quickly realized that they have to have some type of option to be online. That’s where we come in. For us, is we can come in to a State with no cost to the State, no development time, no RFP process, and just be there very quickly, set up shop, create these secure facilities, and operate in very short order. That’s a huge benefit for the States because in a lot of States, they depend on this lottery revenue to fund schools or veteran causes or anything else. It’s very important that this happens.

Had this been the [unintelligible 00:20:30], we expect that issue to happen. We have this [unintelligible 00:20:35] event which was COVID. Every State realizes that they have to plan now, going forward, for this to happen again, because they cannot be caught flat-footed the second time with that same issue.

Mitch: All right. The next thing I wanted to get into would be some comparisons here. The first one I want to address really is just the global addressable market here, and I’ll pull up this slide here, guys. One of the things that I like here is the market share. Can you explain to me how the market share right now, it seems low, but to me, how you guys are going to be able to grab that market share in the next couple of years, moving towards 2025?

Tony: Sure. We have 0.02% of the market share right now. Most of all tickets are still sold in the retail market, if you take out 2020 with the lockdowns. [inaudible 00:21:33] is that the digital or convenient transformation has not happened quite yet in a large scale in the lottery space. It’s really about us just acquiring users at a very low price, and explaining it to them that now this is the thing you can do from your phone.

As Lottery.com, I think obviously one of our biggest assets is that we are Lottery.com. We are a household name, whether you’ve ever been to our property or not. Everybody understands lottery and they know lottery. Really when we do a user acquisition campaign, it’s just us, it’s spreading the word and saying, “Look, if you can do this now from your phone, would you like to do that?

Our cost per acquisition is about $4 domestically and internationally. We know that our competitors are about $12 to $13 to acquire that same user. It’s very low CPA, and once we get that user, we believe now that I’m going to expose them to other types of games of chance, whether that’s [unintelligible 00:22:32] or sports betting, et cetera.

Benziga SPACs Attack Interview

April 27, 2021

That’s how we eventually control the consumer. This is the exact slide. When we acquire a user, we make about $17.20 on them in the first year, that 31% churn rate. The way to think about that is that we were keeping about 69% of every user that comes to us than when they actually buy. This is calculated on a 12-month timeframe.

I think if you look and compare that to a SAS platform where they compare monthly, and that’s how they determine their churn rate, is really, this is a phenomenal number. The difference I think there’s two really types of lottery players. One type of player, they play every single week consistently overtime, and then the other type of player is the occasional player, and they only play when the jackpot is over a hundred million dollars. What we found is that if you play with us one time, even if you were an occasional player, and the jackpot is over a hundred million dollars, if you don’t play with us again for another six months, the next time that it’s that high, you’re very, very likely to play with us again.

Mitch: As an old retail manager of a 7-Eleven, I can tell you that is very, very true, Tony. Over a hundred million definitely gets the juices flowing. It would be interesting, someone that you’d never see buying a ticket will be walking in because, hey, now there’s a bigger chance. Now, one of the things that I wanted to get into, and I’m going to refer to this, and it’s not really to compare these different ones, but what I wanted to talk about was, is there a potential maybe for some sports league deals? That’s one of the things that I’m interested. With these names mentioned here, like DraftKings, Rush, Golden Nugget, I’m looking to see if is there any league deals, maybe in the works, or is something that you think could potentially come from here?

Tony: Well, the short answer is, yes. I think that is likely to happen. I’m being very careful about what I say on this, is we’ve had some of those conversations, and they are very possible to happen as we go forward. I would say that from a professional sports league perspective, that having a distinct lottery partner that covers the entire league is very attractive for them as they go forward.

Again, if you expand what you think a lottery means, a lottery, without getting into the legal and technical details, a lottery, a sweepstake and a raffle are very similar. We can accommodate all of those types of games, whether they are in stadium, or also with the fans that are watching online or on TV. Those are definitely possible, and I’ll say we’ve had some of those conversations, but I can’t say a lot more than that at this time.

Chris: Tony, I’m going to jump in here. One of the things we like to do here on SPACs Attack with our loyal fans, and again, our loyal fans wanted to bring you on the show so bad, is we’re going to ask some questions from the chat. I see a question here from José. It looks like maybe just asking about Lottery.com. They ask, “Digital scratch offs?” Can you just give us a brief example of some of the offerings that Lottery.com has in these states?

Benziga SPACs Attack Interview

April 27, 2021

Tony: Sure. I’ll say, when we operate domestically in the US, a digital scratcher is really not allowed, because the States are not well equipped to have those games yet, in most cases, and so really a digital scratcher in the US, we are marching along that path, and those will happen eventually, but that requires a lot of sci-fi and technical integration. Outside of the US, however, is that we do have the ability to run these instant games, that’s what we call them. An instant game is a digital scratcher or other type of game. You’ll see, not just in Mexico, but in other parts of the world, that we have these digital scratchers and instant games, which are very emergent for us, for sure.

Chris: Awesome. Then another question here from, Born to be Free, and you started to get into this a little bit, it’s, “Do you have agreement with the States, or do you not have to compete with State lotteries?” Give us the breakdown there of when you enter a State, what that partnership looks like, what the State lottery or the other participating companies?

Tony: Sure. That’s a really great question. We’re never competitive with the State because if you imagine is that we are selling a State’s game for them for free without cost, so it doesn’t cost us anything for us to operate in those states. Only a handful of states have actually gone online themselves, and then brought that process forward. We believe that we have a better UI and a better experience for players to play on, but we’re never ever competitive with the state. This goes back to what I mentioned, is that we cannot be disruptive in this industry. All we can do is help advance it, and help States go online and be that digital arm for them.

If a state is already online, that is fantastic for us. Really all we’re doing is just adding more revenue to the state so that we can reach potentially a different demographic or a different user group that plays those same games, but we’re never ever in competition with the state. That’s the best part of it really, is that we don’t have enemies. Is that we just have people who are collaborative in reaching the same goal, which is to sell more tickets.

Mitch: I want to refer back, you were talking about customer acquisition. One of the things that I noticed, in a lot of these companies, is they spend a lot and they spend a lot in advertisement. Can you explain to me how your strategy is for your company in advertisement?

Tony: Sure. It’s really I’ll say, again, we leverage our domain name and our brand of being Lottery.com. We’ve spent very little money, honestly, in the last, I’ll say 18 to 24 months, on user acquisition, but we have worked hard in that to optimize it. That’s how we got down to $4. I think there’s a little bit more room to actually get that a little bit lower. It’s more of an awareness campaign, is that just like, “Hey, everybody, this is possible now. We’re Lottery.com.”

Benziga SPACs Attack Interview

April 27, 2021

One, I think we’re lucky enough to have that brand and that domain, to have people trust us on the first transaction for them to become a customer. We’ve worked really hard to make sure that they continue to trust us. Our customer happiness team, it’s, in my opinion, world-class. If you ask what happened to my ticket, what’s going on, have they’ve been paid out, et cetera, you get a very fast response. It’s on us to develop that brand, develop that trust as we go forward.

Really, it was very strategic for us to get that brand of Lottery.com or that domain name, and people come to us. Even just at Lottery.com, if you go to the website for many of the world, is we have lottery data for over 600 games, and I believe over 40 countries, if you just want to check your results. If you have a paper ticket and want to see if you won or not, you can come to our site, look up that game and understand if you won.

That’s really part of our strategy, is once we start to expand to these other States and countries, now we can capture that user who is used to just coming to us to check their results and actually make them a paying customer just by playing on our platform.

Chris: Awesome. Well, looks like that’s going to wrap with questions, Tony. I’ve got to tell you, you have some loyal fans out there. Again, they’ve been begging us to get you on the show, and I want to shout out. We’ve got a comment here in the chat from Dipper saying, “This is a long-term hold for me. Been in it since its inception and continue to add, great idea, great company.” Tony, there’re some fans out there who really routing for you, I know we will be as well. We want to thank you, so guys, again, Tony from Lottery.com. The company is merging with Trident Acquisition, that’s ticker TDAC. Thank you so much, Tony, for joining us on SPAcs Attack today.”

Tony: Thank you guys so much. I appreciate everybody who is a long-term holder and believer. We’re going to do amazing things. The last thing I’ll say is we’re building a 20-year company, and so it takes time. We’ve got to do it right. The sky is the limit. We’re going to the moon.

Chris: Awesome. Awesome. Thank you so much, Tony.

Tony: Thanks guys. Take care.

Mitch: Thank you.

[00:31:00] [END OF AUDIO]